FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2017

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 2 March 2017

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 8 February 2017 entitled ‘Director/PDMR shareholding’
Exhibit 2:	Stock Exchange announcement dated 10 February 2017 entitled ‘Director/PDMR shareholding’
Exhibit 3:	Stock Exchange announcement dated 15 February 2017 entitled ‘Director/PDMR shareholding’
Exhibit 4:	Stock Exchange announcement dated 17 February 2017 entitled ‘Director/PDMR shareholding’
Exhibit 5:	Stock Exchange announcement dated 28 February 2017 entitled ‘Annual Financial Report’

Exhibit 1:

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
● 8 shares (Dividend equivalents earned on shares)
● 7 shares (Dividend equivalents earned on shares)
● 8 shares (Dividend equivalents earned on shares)
● 7 shares (Dividend equivalents earned on shares)
● 8 shares (Dividend equivalents earned on shares)
● 7 shares (Dividend equivalents earned on shares)
● 7 shares (Dividend equivalents earned on shares)
● 8 shares (Dividend equivalents earned on shares)
● 7 shares (Dividend equivalents earned on shares)
● 7 shares (Dividend equivalents earned on shares)
● 8 shares (Dividend equivalents earned on shares)
● 7 shares (Dividend equivalents earned on shares)
● 9 shares (Dividend equivalents earned on shares)
● 9 shares (Dividend equivalents earned on shares)
● 13 shares (Dividend equivalents earned on shares)
● 13 shares (Dividend equivalents earned on shares)
● 13 shares (Dividend equivalents earned on shares)
● 9 shares (Dividend equivalents earned on shares)
● 8 shares (Dividend equivalents earned on shares)
● 11 shares (Dividend equivalents earned on shares)
● 5 shares (Dividend equivalents earned on shares)
● 5 shares (Dividend equivalents earned on shares)
● 5 shares (Dividend equivalents earned on shares)
● 5 shares (Dividend equivalents earned on shares)
● 4 shares (Dividend equivalents earned on shares)
● 4 shares (Dividend equivalents earned on shares)
● 5 shares (Dividend equivalents earned on shares)
● 5 shares (Dividend equivalents earned on shares)
● 4 shares (Dividend equivalents earned on shares)
● 5 shares (Dividend equivalents earned on shares)
● 4 shares (Dividend equivalents earned on shares)
● 6 shares (Dividend equivalents earned on shares)
● 7 shares (Dividend equivalents earned on shares)
● Exercised 1,374 options originally granted on 4 July 2006 under the Unilever PLC 2005 Sharesave plan at an option price of 11.71p per Unilever PLC ordinary share of 3 1/9p each on Maturity on 1 October 2011.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		(i) 2389.57p	8
		(ii) 2604.30p	7
		(iii) 2609.70p	8
		(iv) 2680.90p	7
		(v) 2676.74p	8
		(vi) 2907.80p	7
		(vii) 2808.00p	7
		(viii) 2553.70p	8
		(ix) 2788.43p	7
		(x) 3114.08p	7
		(xi) 3182.64p	8
		(xii) 3522.00p	7
		(xiii) 3153.34p	9
		(xiv) 1956.82p	9
		(xv) 1900.85p	13
		(xvi) 2017.90p	13
		(xvii) 2149.88p	13
		(xviii) 2364.74p	9
		(xix) 2764.70p	8
		(xx) 2388.71p	11
		(xxi) 2687.78p	5
		(xxii) 2609.00p	5
		(xxiii) 2681.34p	5
		(xxiv) 2676.74p	5
		(xxv) 2907.80p	4
		(xxvi) 2832.40p	4
		(xxvii) 2554.80p	5
		(xxviii) 2786.25p	5
		(xxix) 3114.00p	4
		(xxx) 3182.00p	5
		(xxxi) 3528.49p	4
		(xxxii) 3159.00p	6
		(xxxiii) 3111.00p	7
		(xxxiv) 1171.00p	1,374
e)	Aggregated information - Volume - Total	1,612 £22,399.42
f)	Date of the transaction
(i) 2014-01-10
(ii) 2014-04-10
(iii) 2014-07-11
(iv) 2014-09-11
(v) 2014-12-11
(vi) 2015-04-13
(vii) 2015-06-12
(viii) 2015-09-11
(ix) 2015-12-11
(x) 2016-03-11
(xi) 2016-06-13
(xii) 2016-09-13
(xiii) 2016-12-13
(xiv) 2010-04-13
(xv) 2011-01-10
(xvi) 2011-10-11
(xvii) 2012-07-10
(xviii) 2013-01-10
(xix) 2013-07-10
(xx) 2014-01-10
(xxi) 2014-06-11
(xxii) 2014-07-11
(xxiii) 2014-09-11
(xxiv) 2014-12-11
(xxv) 2015-04-13
(xxvi) 2015-06-11
(xxvii) 2015-09-11
(xxviii) 2015-12-11
(xxix) 2016-03-11
(xxx) 2016-06-13
(xxxi) 2016-09-13
(xxxii) 2016-12-13
(xxxiii) 2016-12-07
(xxxiv) 2011-10-03

g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 2:

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3309.1161p	4
e)	Aggregated information - Volume - Total	4 £132.36
f)	Date of the transaction	2017-02-08
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 3:

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Blanchard
2	Reason for the notification
a)	Position/status	Chief R&D Officer (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3299.0p	4,508
e)	Aggregated information - Volume - Total	4,508 £148,718.92
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3299.0p	4,508
e)	Aggregated information - Volume - Total	4,508 £148,718.92
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kevin Havelock
2	Reason for the notification
a)	Position/status	President, Refreshment (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3299.0p	4,508
e)	Aggregated information - Volume - Total	4,508 £148,718.92
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	President, Personal Care (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of PLC ADRs were awarded with conditional GSIP rights pursuant to the Unilever North America Omnibus Equity Compensation Plan.

c)	Currency	USD – United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		41.83	5,370
e)	Aggregated information - Volume - Total	5,370 $224,627.10
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	New York Stock Exchange – XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kees Kruythoff
2	Reason for the notification
a)	Position/status	President, North America (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional GSIP rights pursuant to the Unilever North American Omnibus Equity Compensation Plan.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3299.0p	5,185
e)	Aggregated information - Volume - Total	5,185 £171,053.15
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3299.0p	5,185
e)	Aggregated information - Volume - Total	5,185 £171,053.15
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	President, Home Care (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3299.0p	5,861
e)	Aggregated information - Volume - Total	5,861 £193,354.39
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3299.0p	14,171
e)	Aggregated information - Volume - Total	14,171 £467,501.29
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Polman
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3299.0p	30,532
e)	Aggregated information - Volume - Total	30,532 £1,007,250.68
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amanda Sourry-Knox
2	Reason for the notification
a)	Position/status	President, Foods (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of PLC ADRs were awarded with conditional GSIP rights pursuant to the Unilever North America Omnibus Equity Compensation Plan.

c)	Currency	USD – United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		41.83	5,146
e)	Aggregated information - Volume - Total	5,146 $215,257.18
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	New York Stock Exchange – XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3299.0p	5,185
e)	Aggregated information - Volume - Total	5,185 £171,053.15
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketng & Communications Officer (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3299.0p	4,508
e)	Aggregated information - Volume - Total	4,508 £148,718.92
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan Zijderveld
2	Reason for the notification
a)	Position/status	President, Europe (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Executive Directors and PDMRs receive performance-related Unilever N.V. (NV) and Unilever PLC (PLC) shares in a 50/50 mix. Prior to vesting, Executive Directors and PDMRs are able to choose whether they receive any shares that are due to vest in PLC or NV shares or a 50/50 mix.
The following number of shares of 3 1/9p each were awarded with conditional rights pursuant to the Unilever Global Share Incentive Plan 2007.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3299.0p	4,508
e)	Aggregated information - Volume - Total	4,508 £148,718.92
f)	Date of the transaction	2017-02-13
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 4:

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Blanchard
2	Reason for the notification
a)	Position/status	Chief R&D Officer (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Blanchard elected to receive only PLC shares. To calculate the effect of ‘share choice’ on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (NV shares) is converted into the currency of the chosen share type (PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. The original awards of NV shares are cancelled and reduced to nil. Mr Blanchard received 9,560 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 70% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Blanchard received 2,407 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 70% and including dividend reinvestment.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3285.5p	9,560
		3285.5p	2,407
e)	Aggregated information - Volume - Total	11,967 £393,175.79
f)	Date of the transaction	2017-02-14
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Engel elected to receive only NV shares. To calculate the effect of ‘share choice’ on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 4,263 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Engel received 2,630 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 84% and including dividend reinvestment.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3285.5p	2,630
e)	Aggregated information - Volume - Total	2,630 £86,408.65
f)	Date of the transaction	2017-02-14
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kevin Havelock
2	Reason for the notification
a)	Position/status	President, Refreshment (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Havelock elected to receive only PLC shares. To calculate the effect of ‘share choice’ on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (NV shares) is converted into the currency of the chosen share type (PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. The original awards of NV shares are cancelled and reduced to nil. Mr Havelock received 9,560 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 70% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Havelock received 1,949 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 70% and including dividend reinvestment.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3285.5p	9,560
		3285.5p	1,949
e)	Aggregated information - Volume - Total	11,509 £378,128.20
f)	Date of the transaction	2017-02-14
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	President, Personal Care (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
i) Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share have vested based on the February 2013 GSIP conditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Jope elected to receive only New York NV shares. To calculate the effect of ‘share choice’ on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 9,263 PLC ADRs and the dividend reinvestment are cancelled and reduced to nil.

ii) Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share have vested based on the February 2013 MCIP conditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Mr Jope received 3,108 PLC ADRs after using a performance factor of 70% and including dividend reinvestment.

c)	Currency	USD – United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		42.17	3,108
e)	Aggregated information - Volume - Total	3,108 $131,064.36
f)	Date of the transaction	2017-02-15
g)	Place of the transaction	New York Stock Exchange – XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kees Kruythoff
2	Reason for the notification
a)	Position/status	President, North America (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 GSIP conditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Kruythoff elected to receive only NV shares. To calculate the effect of ‘share choice’ on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 4,662 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 MCIP conditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan..
Mr Kruythoff received 1,733 PLC shares after using a performance factor of 70% and including dividend reinvestment.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3285.5p	1,733
e)	Aggregated information - Volume - Total	1,733 £56,937.72
f)	Date of the transaction	2017-02-14
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Ms Nair received 1,647 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 84% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Ms Nair received 1,396 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 84% and including dividend reinvestment.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3285.5p	1,647
		3285.5p	1,396
e)	Aggregated information - Volume - Total	3,043 £99,977.77
f)	Date of the transaction	2017-02-14
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	President, Home Care (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Paranjpe elected to receive only NV shares. To calculate the effect of ‘share choice’ on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 6,216 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Paranjpe received 1,450 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 70% and including dividend reinvestment.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3285.5p	1,450
e)	Aggregated information - Volume - Total	1,450 £47,639.75
f)	Date of the transaction	2017-02-14
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Mr Pitkethly received 3,952 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 84% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Pitkethly received 1,983 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 84% and including dividend reinvestment.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3285.5p	3,952
		3285.5p	1,983
e)	Aggregated information - Volume - Total	5,935 £194,994.43
f)	Date of the transaction	2017-02-14
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Polman
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Polman elected to receive only NV shares. To calculate the effect of ‘share choice’ on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 43,700 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		0.0p	0
e)	Aggregated information - Volume - Total	0 £0.00
f)	Date of the transaction	2017-02-14
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Judith Amanda Sourry Knox
2	Reason for the notification
a)	Position/status	President, Foods (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC American Depositary Receipts each representing 1 ordinary 3 1/9 pence share CUSIP904767704
b)	Nature of the transaction
i) Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share have vested based on the February 2013 GSIP conditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Ms Sourry-Knox elected to receive only New York NV shares. To calculate the effect of ‘share choice’ on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 4,328 PLC ADRs and the dividend reinvestment are cancelled and reduced to nil.

ii) Unilever PLC American Depositary Receipts (PLC ADRs) each representing 1 Ordinary 3 1/9 pence share have vested based on the February 2013 MCIP conditional rights awards pursuant to the Unilever North America 2002 Omnibus Equity Compensation Plan.
Ms Sourry-Knox received 4,212 PLC ADRs after using a performance factor of 84% and including dividend reinvestment.

c)	Currency	USD – United States Dollar
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		42.17	4,212
e)	Aggregated information - Volume - Total	4,212 $177,620.04
f)	Date of the transaction	2017-02-15
g)	Place of the transaction	New York Stock Exchange – XNYS

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Ms Sotamaa received 4,802 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 70% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Ms Sotamaa received 1,816 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 70% and including dividend reinvestment.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3285.5p	4,802
		3285.5p	1,816
e)	Aggregated information - Volume - Total	6,618 £217,434.39
f)	Date of the transaction	2017-02-14
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketng & Communications Officer (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Weed elected to receive only PLC shares. To calculate the effect of ‘share choice’ on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (NV shares) is converted into the currency of the chosen share type (PLC shares), divided by the closing share price on vesting and this number of PLC shares is added to the original number of PLC shares that vested. The original awards of NV shares are cancelled and reduced to nil. Mr Weed received 9,560 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 70% and including dividend reinvestment.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Weed received 5,208 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 70% and including dividend reinvestment.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3285.5p	9,560
		3285.5p	5,208
e)	Aggregated information - Volume - Total	14,768 £485,202.64
f)	Date of the transaction	2017-02-14
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan Zijderveld
2	Reason for the notification
a)	Position/status	President, Europe (a member of the Unilever Leadership Excecutive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
i) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.
Share choice was offered which allows ULE members to choose, just before vesting, whether they want to receive net shares in the share types originally granted (Unilever N.V. (NV) and Unilever PLC (PLC)) or one share type only (NV or PLC).
Mr Zijderveld elected to receive only NV shares. To calculate the effect of ‘share choice’ on vesting, the total value for each award (both NV and PLC share types) is calculated using the performance factor and the closing share price on vesting, including dividend reinvestment accrued. The value of the share type not chosen (PLC shares) is converted into the currency of the chosen share type (NV shares), divided by the closing share price on vesting and this number of NV shares is added to the original number of NV shares that vested. The original award of 7,770 PLC shares and the dividend reinvestment are cancelled and reduced to nil.

ii) Unilever PLC Ordinary shares of 3 1/9p each have vested based on the February 2013 conditional rights awards pursuant to the Unilever Management Co-Investment Plan.
Mr Zijderveld received 3,121 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 70% and including dividend reinvestment.

c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		3285.5p	3,121
e)	Aggregated information - Volume - Total	3,121 £102,540.46
f)	Date of the transaction	2017-02-14
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 5:

Unilever PLC ("Unilever")

28 February 2017
2016 Annual Financial Report Announcement

Unilever announces that as from today the following documents are available on its website www.unilever.com/investorrelations:

Unilever Annual Report and Accounts 2016

Unilever Annual Report on Form 20-F 2016

A copy of each of the documents listed has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do. A copy of the Unilever Annual Report on Form 20-F 2016 has also been filed with the U.S. Securities and Exchange Commission and is available at: www.sec.gov/edgar.shtml.

Attached to this announcement is the additional information for the purposes of compliance with the Disclosure and Transparency Rules including principal risk factors, details of related party issues and a responsibility statement.

The unaudited 2016 Full Year and Fourth Quarter Results for the year ended 31 December 2016, which were announced on 26 January 2017, were prepared in accordance with IAS 34.

ADDITIONAL INFORMATION

PRINCIPAL RISK FACTORS

These are the risks that we see as most material to Unilever’s business and performance at this time. There may be other risks that could emerge in the future.

We also comment below on certain mitigating actions that we believe help us to manage these risks. However, we may not be successful in deploying some or all of these mitigating actions. If the circumstances in these risks occur or are not successfully mitigated, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation.

DESCRIPTION OF RISK	WHAT WE ARE DOING TO MANAGE THE RISK
BRAND PREFERENCE

As a branded goods business, Unilever’s success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are constantly changing and Unilever’s ability to anticipate and respond to these changes and to continue to differentiate our brands and products is vital to our business.

We are dependent on creating innovative products that continue to meet the needs of our consumers. If we are unable to innovate effectively, Unilever’s sales or margins could be materially adversely affected.

We continuously monitor external market trends and collate consumer, customer and shopper insight in order to develop category and brand strategies.

Our strategy focuses on investing in markets and segments which we identify as attractive because we have already built, or are confident that we can build, competitive advantage.

Our Research and Development function actively searches for ways in which to translate the trends in consumer preference and taste into new technologies for incorporation into future products.

Our innovation management process deploys tools, technologies and resources to convert category strategies into projects and category plans, develop products and relevant brand communication and successfully roll out new products to our consumers.

PORTFOLIO MANAGEMENT

Unilever’s strategic investment choices will affect the long-term growth and profits of our business.

Unilever’s growth and profitability are determined by our portfolio of categories, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions then opportunities for growth and improved margin could be missed.

Our Compass strategy and our business plans are designed to ensure that resources are prioritised towards those categories and markets having the greatest long-term potential for Unilever.

Our acquisition activity is driven by our portfolio strategy with a clear, defined evaluation process.

SUSTAINABILITY

The success of our business depends on finding sustainable solutions to support long-term growth.

Unilever’s Vision to accelerate growth in the business while reducing our environmental footprint and increasing our positive social impact will require more sustainable ways of doing business. In a world where resources are scarce and demand for them continues to increase it is critical that we succeed in reducing our resource consumption and converting to sustainably sourced supplies. In doing this we are dependent on the efforts of partners and various certification bodies. We are also committed to improving health and well-being and enhancing livelihoods around the world so Unilever and our communities grow successfully together. There can be no assurance that sustainable business solutions will be developed and failure to do so could limit Unilever’s growth and profit potential and damage our corporate reputation.

The Unilever Sustainable Living Plan sets clear long-term commitments to improve health and well-being, reduce environmental impact and enhance livelihoods. Underpinning these are targets in areas such as hygiene, nutrition, sustainable sourcing, fairness in the workplace, opportunities for women and inclusive business as well as greenhouse gas emissions, water and waste. These targets and more sustainable ways of operating are being integrated into Unilever’s day-to-day business through initiatives such as efficient packaging design, waste reduction and recycling and converting to use of renewable energy.

Progress towards the Unilever Sustainable Living Plan is monitored by the Unilever Leadership Executive and the Boards. The Unilever Sustainable Living Plan Council, comprising six external specialists in sustainability, guides and critiques the development of our strategy.

CLIMATE CHANGE

Climate changes and governmental actions to reduce such changes may disrupt our operations and/or reduce consumer demand for our products.

Climate changes are occurring around the globe which may impact our business in various ways.

They could lead to water shortages which would reduce demand for those of our products that require a significant amount of water during consumer use. They could also lead to an increase in raw material prices or reduced availability.

Governments may take action to reduce climate change such as the introduction of a carbon tax which could impact our business through higher costs or reduced flexibility of operations.

Climate change could result therefore in making products less affordable or less available for our consumers resulting in reduced growth and profitability.

As part of our Unilever Sustainable Living Plan we monitor climate change and are responding by developing operations and products with reduced environmental impact.

We seek to develop products that will require less water during consumer use.

We aim to minimise our impact on climate change through committing to emission reduction targets and have developed a roadmap to be carbon positive by 2030.

We monitor trends in raw material availability and pricing, and proactively reformulate our products where appropriate.

We monitor governmental developments around actions to combat climate change and act to minimise the impact on our operations.

CUSTOMER RELATIONSHIPS

Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our existing customers and building relationships with new customers who serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers.

We build and maintain trading relationships across a broad spectrum of channels ranging from centrally managed multinational customers through to small traders accessed via distributors in many developing countries. We identify changing shopper habits and build relationships with new customers, such as those serving the e-commerce channel.

We develop joint business plans with our key customers that include detailed investment plans and customer service objectives and we regularly monitor progress.

We have developed capabilities for customer sales and outlet design which enable us to find new ways to improve customer performance and enhance our customer relationships. We invest in technology to optimise order and stock management processes for our distributive trade customers.

TALENT AND ORGANISATION

A skilled workforce and agile organisation are essential for the continued success of our business.

Our ability to attract, develop, organise and retain the right number of appropriately qualified people is critical if we are to compete and grow effectively.

This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results.

Resource committees have been established and implemented throughout our business. These committees have responsibility for identifying future skills and capability needs, developing career paths and identifying the key talent and leaders of the future.

We have an integrated management development process which includes regular performance reviews underpinned by a common set of leadership behaviours, skills and competencies.

We have targeted programmes to attract and retain top talent and we actively monitor our performance in retaining talent within Unilever.

We regularly review our ways of working and organisation structures to ensure that we drive speed and simplicity through our business to remain agile and responsive to market place trends.

SUPPLY CHAIN

Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers.

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents or bankruptcy of a key supplier which could impact our ability to deliver orders to our customers.

The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing.

We have contingency plans designed to enable us to secure alternative key material supplies at short notice, to transfer or share production between manufacturing sites and to use substitute materials in our product formulations and recipes.

These contingency plans also extend to an ability to intervene directly to support a key supplier should it for any reason find itself in difficulty or be at risk of negatively affecting a Unilever product.

We have policies and procedures designed to ensure the health and safety of our employees and the products in our facilities, and to deal with major incidents including business continuity and disaster recovery.

Commodity price risk is actively managed through forward buying of traded commodities and other hedging mechanisms. Trends are monitored and modelled regularly and integrated into our forecasting process.

SAFE AND HIGH QUALITY PRODUCTS

The quality and safety of our products are of paramount importance for our brands and our reputation.

The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded.

Our product quality processes and controls are comprehensive, from product design to customer shelf. They are verified annually and regularly monitored through performance indicators that drive continuous improvement activities. Our key suppliers are externally certified and the quality of material received is regularly monitored to ensure that it meets the rigorous quality standards that our products require.

In the event of an incident relating to the safety of our consumers or the quality of our products, incident management teams are activated in the affected markets under the direction of our product quality, science and communications experts, to ensure timely and effective market place action.

SYSTEMS AND INFORMATION

Unilever’s operations are increasingly dependent on IT systems and the management of information.

Increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession.

Disruption of our IT systems could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results.

There is also a threat from unauthorised access and misuse of sensitive information. Unilever’s information systems could be subject to unauthorised access or the mistaken disclosure of information which disrupts Unilever’s business and/or leads to loss of assets.

We have policies covering the protection of both business and personal information, as well as the use of IT systems and applications by our employees. Our employees are trained to understand these requirements. We also have a set of IT security standards and closely monitor their operation to protect our systems and information.

We maintain a global system for the control and reporting of access to our critical IT systems. This is supported by an annual programme of testing of access controls.

Hardware that runs and manages core operating data is fully backed up with separate contingency systems to provide real time back-up operations should they ever be required.

We have standardised ways of hosting information on our public websites and have systems in place to monitor compliance with appropriate privacy laws and regulations, and with our own policies.

BUSINESS TRANSFORMATION

Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.

Unilever is continually engaged in major change projects, including acquisitions, disposals and organisational transformation, to drive continuous improvement in our business and to strengthen our portfolio and capabilities.

Failure to execute such transactions or change projects successfully could result in under-delivery of the expected benefits. Furthermore, disruption may be caused in other parts of the business.

All acquisitions, disposals and global restructuring projects are sponsored by a member of the Unilever Leadership Executive. Regular progress updates are provided to the Unilever Leadership Executive.

Sound project disciplines are used in all acquisitions, disposals and organisational transformation projects and these projects are resourced by dedicated and appropriately qualified personnel.

Unilever also monitors the volume of change programmes under way in an effort to stagger the impact on current operations and to ensure minimal disruption.

ECONOMIC AND POLITICAL INSTABILITY

Unilever operates around the globe and is exposed to economic and political instability that may reduce consumer demand for our products, disrupt sales operations and/or impact the profitability of our operations.

Adverse economic conditions may affect one or more countries within a region, or may extend globally.

Government actions such as foreign exchange or price controls can impact on the growth and profitability of our local operations.

In 2016, more than half of Unilever’s turnover came from emerging markets which can offer greater growth opportunities but also expose Unilever to related economic and political volatility.

The breadth of Unilever’s portfolio and our geographic reach help to mitigate our exposure to any particular localised risk. Our flexible business model allows us to adapt our portfolio and respond quickly to develop new offerings that suit consumers’ and customers’ changing needs during economic downturns.

We regularly update our forecast of business results and cash flows and, where necessary, rebalance investment priorities.

We believe that many years of exposure to emerging markets have given us experience of operating and developing our business successfully during periods of economic and political volatility.

TREASURY AND PENSIONS

Unilever is exposed to a variety of external financial risks in relation to Treasury and Pensions.

The relative values of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries.

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company.

Unilever may face liquidity risk, ie difficulty in meeting its obligations, associated with its financial liabilities. A material and sustained shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and also restrict Unilever’s ability to raise funds.

We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings.

In times of financial market volatility, we are also potentially exposed to counter-party risks with banks, suppliers and customers.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

Currency exposures are managed within prescribed limits and by the use of forward foreign exchange contracts. Further, operating companies borrow in local currency except where inhibited by local regulations, lack of local liquidity or local market conditions. We also hedge some of our exposures through the use of foreign currency borrowing or forward exchange contracts.

Our interest rate management approach aims to achieve an optimal balance between fixed and floating rate interest exposures on expected net debt.

We seek to manage our liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, we have high committed credit facilities for general corporate purposes.

Group treasury regularly monitors exposure to our banks, tightening counter-party limits where appropriate. Unilever actively manages its banking exposures on a daily basis.

We regularly assess and monitor counter-party risk in our customers and take appropriate action to manage our exposures.

Our pension investment standards require us to invest across a range of equities, bonds, property, alternative assets and cash such that the failure of any single investment will not have a material impact on the overall value of assets.

The majority of our assets, including those held in our ‘pooled’ investment vehicle, Univest, are managed by external fund managers and are regularly monitored by pension trustees and central pensions and investment teams.

Further information on financial instruments and capital and treasury risk management is included in note 16 on pages 115 to 120.

ETHICAL

Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands.

Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally.

Despite the commitment of Unilever to ethical business and the steps we take to adhere to this commitment, there remains a risk that activities or events cause us to fall short of our desired standard, resulting in damage to Unilever’s corporate reputation and business results.

Our Code of Business Principles and our Code Policies govern the behaviour of our employees, suppliers, distributors and other third parties who work with us.

Our processes for identifying and resolving breaches of our Code of Business Principles and our Code Policies are clearly defined and regularly communicated throughout Unilever. Data relating to such breaches is reviewed by the Unilever Leadership Executive and by relevant Board Committees and helps to determine the allocation of resources for future policy development, process improvement, training and awareness initiatives.

LEGAL AND REGULATORY

Compliance with laws and regulations is an essential part of
Unilever’s business operations.

Unilever is subject to national and regional laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation.

Changes to laws and regulations could have a material impact on the cost of doing business. Tax, in particular, is a complex area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention with the OECD’s Base Erosion & Profit Shifting project and further potential tax reform in the EU and the United States.

Unilever is committed to complying with the laws and regulations of the countries in which we operate. In specialist areas the relevant teams at global, regional or local levels are responsible for setting detailed standards and ensuring that all employees are aware of and comply with regulations and laws specific and relevant to their roles.

Our legal and regulatory specialists are heavily involved in monitoring and reviewing our practices to provide reasonable assurance that we remain aware of and in line with all relevant laws and legal obligations.

Our Global Tax Principles provide overarching governance and we have a Tax Risk Framework in place which sets out the controls established to assess and monitor tax risk for direct and indirect taxes. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans.

RELATED PARTY TRANSACTIONS

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2016	€ million 2015
Trading and other balances due from joint ventures	115	116
Trading and other balances due from/(to) associates	-	-

JOINT VENTURES
Sales by Unilever group companies to Unilever Jerónimo Martins and Pepsi Lipton joint ventures were €118 million and €69 million in 2016 (2015: €121 million and €69 million) respectively. Sales from Unilever Jerónimo Martins and from Pepsi Lipton joint ventures to Unilever group companies were €66 million and €51 million in 2016 (2015: €46 million and €51 million) respectively. Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton joint ventures at 31 December 2016 were €119 million and €(4) million (2015: €121 million and €(5) million) respectively.

ASSOCIATES
Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects.

Langholm Capital II was launched in 2009. Unilever has invested €57 million in Langholm Capital II, with an outstanding commitment at the end of 2016 of €18 million (2015: €20 million).

DIRECTORS' RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

●
The Unilever Annual Report and Accounts 2016, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy;
●
The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101) and UK accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and
●
The Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Name	Function
Marijn Dekkers Ann Fudge Paul Polman Graeme Pitkethly Nils Andersen Laura Cha Vittorio Colao Louise Fresco Judith Hartmann Mary Ma Strive Masiyiwa Youngme Moon John Rishton Feike Sijbesma
Chairman
Vice-Chairman and Senior Independent Director
Chief Executive Officer
Chief Financial Officer
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director

Safe Harbour
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever’s business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

28 February 2017